Exhibit 99.1

•                          PI-88 was developed as an antagonist of heparan sulfate interaction with angiogenic growth factors (VEGF, FGF-1 and FGF-2) and as an inhibitor of heparanase that cleaves heparan sulfate (HS in the extracellular matrix (ECM), Figure. 1. Maintenance of the ECM integrity is the key to preventing tumor growth. Cleavage of HS by heparanase disrupts the ECM leading to the release of growth factors (e.g. VEGF, FGF-1 and FGF-2) which in turn promote tumor growth

•                          To date over 23,300 doses of the drug have been administered to over 470 patients and healthy volunteers

•                          Six Phase 1 and six Phase 2 trials have been completed. Two Phase 2 trials are ongoing with a Phase 3 trial due to begin in post-resection liver cancer in Q4 2007

•                          Evidence of clinical benefit has been observed with multiple cancers

Figure 1

Median time to recurrence after HCC resection is estimated at approximately 12-15 months. In the present 48-week study, approximately 50% of patients would not be expected to recur and so provide little information regarding treatment effect. This analysis examines PI-88 in “high-risk” subgroups which are more likely to recur during the study period.

METHODS

•                         A post hoc recursive partitioning analysis was performed to elucidate the impact of baseline prognostic variables on disease course

•                         Key factors for early post-operative recurrence were identified from a review of the literature

•                         The impact of each risk factor in isolation was tested on the control group alone

•                         Once the most significant factor was identified, other factors were progressively established in an iterative way

•                         The analysis identified a ‘high-risk’ population that may be expected to have undergone tumor recurrence during the 48-week duration of the study. The treatment effect of PI-88 was subsequently evaluated in this ‘high-risk’ population

KEY PROGNOSTIC FACTORS THAT AFFECT RECURRENCE

Table 1	Higher risk	Lower risk

Heparan sulfate (HS) is a major component of endothelial basement membranes (BM) and extracellular matrices (ECM). PI-88 is a novel first-in-class heparan sulfate mimetic. It is believed to have anti-angiogenic and anti-metastatic effects via two mechanisms

Largest tumor size[2,3]	Larger	Smaller
Tumor number[2,4]	>1	<1
Histopathological differentiation of Tumor[2,4]	Present	Absent
Microvascular invasion[2,3]	Present	Absent
Hepatitis serology[5]	HBV	HCV

•    Despite many studies attempting to improve treatment of post-resection liver cancer, recurrence rate remains high after resection of HCC, with 5-year cumulative recurrence rate of above 70% reported in most studies in the literature[1]

3-arm design comparing the control group to two dose levels of PI-88 (160 mg and 250 mg). PI-88 administered by SC injection 4 consecutive days per week doe the first 3 weeks in each 4 week cycle for up to 9 cycles (36 weeks) with a 12 week follow up period.

The drug was generally well-tolerated with injection site bruising, thrombocytopenia and asymptomatic disordered LFTs among the most common AEs, consistent with prior experience of the drug.

In the recently completed Phase 2 randomized controlled trial, PI-88 showed evidence of efficacy at a dose of 160 mg in the post-resection adjuvant setting

The treatment effect in the’ high-risk’ population is similar between 160 mg and 250 mg cohorts, suggesting that apparent differences between these groups may be partly explained by differences in recurrence risk at baseline. However, the 250 mg cohort shows no evidence of incremental efficacy

•            This analysis successfully identified a ‘high-risk’ population which is generally consistent with the literature

•            These data better demonstrates the treatment effect of PI-88 as patients not expected to recur are excluded

•            These data further support the investigation of PI-88 in an international randomized Phase 3 trial (the PATHWAY trial) assessing disease-free survival throught an event-based design

The authors are employees of Progen Pharmaceuticals, the sponsor of this trial